Exhibit 99.2

Contact:  Roy L. Morrow (216) 383-4893

Roy_Morrow@lincolnelectric.com

Lincoln Electric Acquires Torchmate

New acquisition provides a strong base of plasma cutting systems and products

CLEVELAND, July 29, 2011 — Lincoln Electric Holdings, Inc. (Nasdaq: LECO) announced today that it has acquired substantially all of the assets of Applied Robotics, Inc.,  a leading manufacturer of CNC cutting tables and accessories in North America.  Applied Robotics, known in the welding industry by its brand name, Torchmate, has headquarters and manufacturing facilities based in Reno, Nevada.

Torchmate (www.torchmate.com) offers a wide selection of CNC plasma and oxyfuel cutting tables and systems to small and medium-sized fabricators.  The company’s trailing twelve months of sales are approximately $13 million, and Torchmate currently employs 44 people. Terms were not disclosed.

“Metal cutting is closely aligned with arc welding, and the addition of Torchmate will bolster our ability to provide cutting process solutions for our customers,” said John M. Stropki, Chairman and Chief Executive Officer.  “Torchmate’s CNC plasma cutting tables provide an economic option to cutting solutions required by many metal fabricators.   The Torchmate product offering will enhance existing cutting options for Lincoln Electric’s customers here in North America and around the world.”

“Joining with Lincoln will significantly expand our ability to reach fabricators throughout North America and worldwide,” said Bill A. Kunz, Chief Executive Officer of Torchmate.  “Our portfolio of products is perfectly aligned to service the cutting needs of these customers, and I am very excited to join the Lincoln Electric team.”

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Lincoln Electric is the world leader in the design, development and manufacture of arc welding products, robotic arc welding systems, plasma and oxyfuel cutting equipment and has a leading global position in the brazing and soldering alloys market.  Headquartered in Cleveland, Ohio, Lincoln has 41 manufacturing locations, including operations and joint ventures in 19 countries and a worldwide network of distributors and sales offices covering more than 160 countries.  For more information about Lincoln Electric, its products and services, visit the Company’s website at http://www.lincolnelectric.com.

The Company’s expectations and beliefs concerning the future contained in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements reflect management’s current expectations and involve a number of risks and uncertainties.  Forward-looking statements generally can be identified by the use of words such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “forecast,” “guidance” or words of similar meaning.  Actual results may differ materially from such statements due to a variety of factors that could adversely affect the Company’s operating results.  The factors include, but are not limited to: general economic and market conditions; the effectiveness of post acquisition integration efforts; and market risks and price fluctuations related to the purchase of commodities and energy. For additional discussion, see “Item 1A. Risk Factors” in the Company’s Annual Report on Form 10-K.